SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from December 30, 2003 to December 31, 2003

Commission file number 1-6948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPX Corporation Retirement Savings and Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX Corporation

Retirement Savings and

Stock Ownership Plan

Financial Report

December 31, 2003

SPX Corporation Retirement Savings and

Stock Ownership Plan

Independent Auditor’s Report

To the Administrative Committee

SPX Corporation Retirement Savings

and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of SPX Corporation Retirement Savings and Stock Ownership Plan as of December 31, 2003 and December 30, 2003 and the related statement of changes in net assets available for benefits for the one-day period ended December 31, 2003 and the year ended December 30, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and December 30, 2003 and the changes in net assets available for benefits for the one-day period ended December 31, 2003 and the year ended December 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 11, 2004

SPX Corporation Retirement Savings and

Stock Ownership Plan

Statement of Net Assets Available for Benefits

	December 31, 2003	December 30, 2003
Assets - Participant-directed investments at fair value - Interest in SPX Corporation Savings Trust (Note 3)	$780,483,191	$780,609,520

See Notes to Financial Statements.	2

SPX Corporation Retirement Savings and

Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

	One-day Period Ended December 31, 2003	Year Ended December 30, 2003
Additions
Contributions:
Employer	$21,427	$21,553,084
Participants	—	35,113,368
Rollovers	—	5,742,782
Investment gain from interest in net assets of SPX Corporation Savings Trust (Note 3)	539,697	154,050,157
Net transfer from other plans (Note 6)	—	37,685,883

Total additions	561,124	254,145,274

Deductions
Distributions to participants	687,375	75,561,645
Administrative expenses	78	227,883

Total deductions	687,453	75,789,528

Net Increase (Decrease) in Net Assets Available for Benefits	(126,329)	178,355,746

Net Assets Available for Benefits
Beginning of period	780,609,520	602,253,774

End of period	$780,483,191	$780,609,520

See Notes to Financial Statements.	3

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 1 - Description of the Plan

The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective December 31, 1999, provides only general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions. The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described by Internal Revenue Code Section 401(k) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”) of 1986, as amended.

General – The Plan is a defined contribution plan that benefits primarily employees of SPX Corporation (the “Employer” or the “Company”) who are not covered by collective bargaining agreements and who have met eligibility requirements.

Contributions – Participants can contribute a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.

As outlined in the plan document, Employer contributions are dependent upon the division of SPX Corporation where the participant is employed. In general, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred, and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation, up to a maximum of 6 percent of compensation. Employer contributions are invested in SPX Corporation common stock and are immediately vested and can be transferred at anytime.

Participant Accounts – Each participant’s account is credited with the participant’s contribution, the Employer’s matching and supplemental contributions, if any, and an allocation of plan earnings. Allocation of plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants elect to invest their account balance and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Administrative Committee”), including an option to invest in SPX Corporation stock.

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 1 - Description of the Plan (Continued)

Vesting – Participants are 100 percent vested in both employee and employer contributions.

Payment of Benefits – Upon termination of service, a participant may elect to receive either a lump-sum distribution, or monthly or yearly payments equal to the value of his or her account. A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account. The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan.

Investment Options – Investment in SPX Corporation stock transferred to participants’ accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to a participant’s account by reason of matching contributions as discussed above can, at any time, be redirected.

Participant Loans – A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loans are collateralized by the balance in the participant’s account and bear interest at market rates. Principal and interest are paid ratably through payroll deductions. Other regulations are outlined in the plan document.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Fidelity Management Trust Company (the “trustee”) is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the trustee received timely voting instructions.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis.

Investments – Investments of the Plan are stated at market value as determined by quoted market prices. The fair value of the Plan’s interest in the SPX Corporation Savings Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income less actual distributions (see Note 3). Guaranteed investment contracts included in the Master Trust are valued at contract value (which represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits), because the contracts are fully benefit responsive. The interest rates for the periods ending in 2003 range from 4.22 percent to 8.01 percent. The value of

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 2 - Summary of Significant Accounting Policies (Continued)

participant loans is the face value, which approximates fair value. Dividend income is accrued on the ex-dividend date.

Income Tax Status – The Plan obtained its determination letter dated December 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Employer has applied for a new determination letter and the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Change in Year End – In the current period, the Company changed the Plan’s year end from December 30 to December 31.

Note 3 - Master Trust Fund

The investments of three qualified plans, including the SPX Corporation Retirement Savings and Stock Ownership Plan and two other plans sponsored by SPX Corporation, are combined in the Master Trust. Under the terms of a trust agreement between Fidelity Management Trust Company (the “Bank”) and the Company, the Bank manages the trust funds of the Master Trust on behalf of the Plan. The Plan’s assets in the Master Trust represented 98 percent of the total assets in the Master Trust as of December 31, 2003 and December 30, 2003. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 3 - Master Trust Fund (Continued)

The total assets held in the Master Trust at December 31, 2003 and December 30, 2003 are as follows:

	December 31, 2003	December 30, 2003
Money market fund	$36,806,776	$37,489,914
Common/Collective trust	255	255
Mutual funds	436,372,176	436,609,303
Insurance company general account	147,795,763	147,335,669
Employer securities	161,011,217	160,835,105
Participant loans	18,263,515	18,228,721

Total Master Trust investments	$800,249,702	$800,498,967

The investment income for the Master Trust for the one-day period ended December 31, 2003 and the year ended December 30, 2003 is as follows:

	One-day Period Ended December 31, 2003	Year Ended December 30, 2003
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$993,762	$83,146,915
Employer securities	(414,515)	62,709,299

Net appreciation	579,247	145,856,214

Interest and dividends	8,490	16,031,944

Net investment income	$587,737	$161,888,158

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and December 30, 2003

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 5 - Administration

The Company is the sponsor of the Plan. The Administrative Committee, as provided in the plan agreement, is the plan administrator and has responsibility for the administration of the Plan. Fidelity Management Trust Company functions as trustee and investment manager. Investment management fees and trustee fees are paid by the Plan in accordance with the plan agreement.

Note 6 - Transfers

During 2003, certain plans sponsored by SPX Corporation, including the Robinair Retirement Savings Plan and INRANGE Technologies Corporation Savings and Stock Ownership Plan, merged with the Plan. Accordingly, assets of approximately $37.7 million were transferred into the Plan in 2003.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

		By:	The SPX Administrative Committee

Date:	June 24, 2004	By:	/s/ Christopher J. Kearney
Christopher J. Kearney
Vice President, Secretary,
General Counsel and Member of the SPX
Administrative Committee

Exhibit Index

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC